Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: May 26, 2014	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ

Subject: SMART Technologies Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	June 20, 2014
Record Date for Voting (if applicable) :	June 20, 2014
Beneficial Ownership Determination Date :	June 20, 2014
Meeting Date :	August 07, 2014
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	83172R108	CA83172R1082
CLASS B SHARES	SMWQ11114	CASMWQ111144

Sincerely,

Computershare

Agent for SMART Technologies Inc.